UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-41524

RENTOKIL INITIAL PLC

(Translation of registrant’s name into English)

Compass House

Manor Royal

Crawley

West Sussex RH10 9PY

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Attached to this Form 6-K as Exhibit 99.1 is the Annual Report 2022 of Rentokil Initial plc.

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Report 2022 of Rentokil Initial plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rentokil Initial plc

	By:	/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: Chief Financial Officer

Date: April 4, 2023

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